EXHIBIT 99.1

Schedule II - Valuation and Qualifying Accounts

Fiscal Years Ended January 31, 2008, 2007 and 2006

(in thousands)

	Balance at	Charged to	Charged to		Balance at
	Beginning of	Costs and	Other		End of
Description	Period	Expenses	Accounts (1)	Deductions (2)	Period

Allowance for doubtful
accounts
Fiscal Year Ended January 31,
2006	$579	$71	$-	$-	$650
2007	$650	$6	$30	$(190)	$496
2008	$496	$(162)	$-	$(6)	$328

Inventory reserves
Fiscal Year Ended January 31,
2006	$1,314	$1,105	$-	$(1,509)	$910
2007	$910	$842	$440	$(1,272)	$920
2008	$920	$386	$63	$(675)	$694

(1)

Primarily relates to allowance for doubtful accounts and inventory reserves acquired in acquisitions.

(2)

Includes write-offs of trade accounts receivable, net of recoveries of amounts previously written-off and write-offs of obsolete inventory.